Filed Pursuant to Rule 433

Registration No. 333-237672

June 8, 2020

Magna International Inc.

Pricing Term Sheet

$750,000,000 2.450% Senior Notes due 2030

Issuer	Magna International Inc.

Trade Date	June 8, 2020

Settlement Date	June 15, 2020 (T+5)

Expected Ratings*	A3 (Negative) / A- (Negative Watch) (Moody’s / S&P)

Issue of Securities	2.450% Senior Notes due 2030

Aggregate Principal Amount Offered	$750,000,000

Maturity Date	June 15, 2030

Interest Rate	2.450% per year

Benchmark Treasury	UST 0.625% due May 15, 2030

Spread to Benchmark Treasury	+162.5 basis points

Benchmark Treasury Price and Yield	97-20+; 0.874%

Yield to Maturity	2.499%

Price to Public	99.569%, plus accrued interest, if any, from June 15, 2020

Interest Payment Dates	Semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020

Make-Whole Call	Prior to March 15, 2030, T+25 basis points

Par Call	On or after March 15, 2030

Denominations	Minimum of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN	559222 AV6 / US559222AV67

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers	BofA Securities, Inc. Citigroup Global Markets Inc. TD Securities (USA) LLC BNP Paribas Securities Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers

CIBC World Markets Corp.

MUFG Securities Americas Inc.

BMO Capital Markets Corp.

Commerz Markets LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Santander Investment Securities Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

RB International Markets (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or TD Securities (USA) LLC at 1-855-495-9846.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Securities constituting part of its allotment solely outside the United States.

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